EXHIBIT 99.1
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[PHOTOGRAPHS OMITTED]                                         [LOGO OMITTED]

CANADIAN NATURAL
----------------     |                   |                   |
NEWS RELEASE         |   Discipline      |  Opportunity      |  Strategy
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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                 SECOND QUARTER 2007 UPDATE ON THE PROGRESS OF
                         THE HORIZON OIL SANDS PROJECT
            CALGARY, ALBERTA - JULY 31, 2007 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide its regular quarterly update on the Horizon Oil Sands Project ("Horizon Project").

"Canadian Natural achieved a major milestone on our Horizon Project during Q2/07, with overall work progress at the end of the quarter reaching 75% complete and field construction approaching two thirds complete. All major vessels have either been erected or are currently onsite. Work scheduled for the coming months will focus on mechanical construction, which is scheduled to be completed through a combination of lump sum and reimbursable contracts. We continue to effectively execute our well defined strategies" commented Real Doucet, Sr. Vice President, Oil Sands.

"The project remains on track for targeted start-up in the third quarter of 2008. Project progress slowed slightly during the quarter due in part to labor productivity, the temporary work shut down on the tank farm and delays associated with a realignment of certain contract packages to match scope to the marketplace contractor supply to better manage costs.

Despite the challenges of a construction market in Alberta operating at high capacity, we have been able to build our onsite manpower to over 7,000 personnel. With the success of our Fly-In Fly-Out program and Managed Open Site policy we have been able to add workers as required.

Management of costs continues to be a focus for the Project team and we currently remain within our forecast estimate of 5% to 12% above our original $6.8 billion Board Authorization for construction capital spending.

We are also well into our planning for commissioning and start-up. Our commissioning plans are established to identify the priority systems that will be required later this year and early in 2008. We are currently hiring and training operating personnel, setting up procedures and systems and continue to develop our start-up strategies to ensure we stay on track for first oil."

HORIZON PROJECT STATUS SUMMARY
                                                        MAR 31, 2007    JUNE 30, 2007   SEPT 30, 2007
                                                        ------------   --------------   -------------
                                                            ACTUAL     ACTUAL    PLAN        PLAN
                                                            ------     ------    ----        ----
Phase 1 - Work progress (cumulative)                          66%       75%       77%         88%
Phase 1 - Construction capital spending* (cumulative)         69%       79%       77%         85%

*Relative to overall Phase 1 project construction capital of $6.8 billion


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                                                                         PAGE 2
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ACCOMPLISHED DURING THE SECOND QUARTER OF 2007

DETAILED ENGINEERING
--------------------
o Overall detailed engineering 97% complete and substantially completed in most areas.

PROCUREMENT
-----------
o   Overall procurement progress is 95% complete.
o   Have awarded over $5.4 billion in purchase orders and contracts to date.
o   Delivered to site over 30,000 standard loads.
o   Operations   and   maintenance   service  and  supply   agreements  are  in
    negotiation.

MODULARIZATION
--------------
o Delivered an additional 172 oversized loads to site during the quarter for a total of 1,424 loads, which represents approximately 86% of the total requirement.

CONSTRUCTION
------------
o   Overall construction progress is 63% complete.
o Mine overburden removal has moved over 37 million bank cubic meters, which represents approximately 54% of the total to be moved and is 1% ahead of schedule.
o   Construction of cofferdam for the Tar River Diversion  completed in Mining.
o Fabrication of Crushing Plants, Surge Facility and Conveyor Structure is 100% complete in the Ore Preparation Plant.
o   Started  erection of Conveyors in Ore  Preparation.
o   Completed Hot Water Tank in Extraction.
o   Hydro-tested  Primary Separation Cells and Hot Water Tank.
o Completed construction and hydro-testing of Inclined Plate Settlers in Froth Treatment.
o   Flare Stacks installed in Upgrading.
o   Mechanically  completed  Cooling Tower  Piping.
o   Mechanically   completed   Inhibited  Water  and  Cooling  Water  Pumphouse
    buildings.
o   42" Water Pipeline completed.
o   Wet  Gas  Compressor  received  and  installed.
o   Completed   installation  of  Coker  and  Diluent   Recovery  Unit  process
    structures.
o   Completed  interconnecting  welding of Primary  Upgrading's piperacks.
o   Energize main electrical substations R1/R2.

MILESTONES FOR THE THIRD QUARTER OF 2007
----------------------------------------
o   Complete construction of Raw Water Pond.
o   Extraction plant hydro-testing.
o   Start of pre-commissioning activities in all Bitumen Production Areas.
o   Permanent Power energized in R1/R2 corridors pump houses.
o   Electrically energize Main Electrical Substation.
o   Start commissioning of Recycle Water Pond.



A picture gallery providing visual updates on construction progress is available on the Company's website
(http://www.cnrl.com/horizon/about_horizon/photo_gallery.html).

The Company's results for the second quarter of 2007 will be released on August 2, 2007. A conference call will be held on that day at 9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

                                                                         PAGE 3
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FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists or insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent, and the Company's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                    T2P 4J8

TELEPHONE:  (403) 514-7777              ALLAN P. MARKIN                       DOUGLAS A. PROLL
                                               Chairman            Chief Financial Officer and
FACSIMILE:  (403) 514-7888                                      Senior Vice-President, Finance
EMAIL:      ir@cnrl.com                JOHN G. LANGILLE
WEBSITE:    www.cnrl.com                  Vice-Chairman                        COREY B. BIEBER
                                                                               Vice-President,
TRADING SYMBOL - CNQ                      STEVE W. LAUT           Finance & Investor Relations
Toronto Stock Exchange                    President and
New York Stock Exchange         Chief Operating Officer